UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EQUAL ENERGY LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29390Q109

(CUSIP Number)

William C. Hazelrig
c/o Montclair Energy, LLC
3940 Montclair Road, Suite 500
Birmingham, AL 35213
(205) 803-0034

and

Frederick G. Wedell
c/o Montclair Energy, LLC
3940 Montclair Road, Suite 500
Birmingham, AL 35213
(205) 803-0034

Copies to:

Gerald D. Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, New York 10022 (212) 588-5540

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This Amendment No. 1 to Schedule 13D amends the Schedule 13D (the “Schedule”) filed jointly on May 6, 2013 by (a) W & M Investments (b) W & H Investments, (c) Frederick G. Wedell, (d) William C. Hazelrig, Sr. (e) Lynn Hazelrig, (f) Kathryn Hazelrig Brinkley, (g) William C. Hazelrig, Jr., (h) Virginia Hazelrig, and (i) Elizabeth Hazelrig (collectively, the “Reporting Persons”), with respect to the common shares, without par value (the “Shares”), of Equal Energy Ltd., an Alberta corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings previously set forth in the Schedule and, unless amended hereby, all information previously filed remains in effect.

Item 4.    Purpose of Transaction

Item 4 of the Schedule is amended by adding the following paragraph immediately following the first paragraph thereof.

On August 14, 2013, Messrs Hazelrig, Sr. and Wedell, through Montclair Energy, LLC, delivered a second letter to the board of directors of the Issuer, which modified the February 27, 2013 letter that was delivered to the board of directors of the Issuer by, among other things, proposing that Montclair Energy, LLC would acquire all of the outstanding Shares not already owned by the Reporting Persons and their affiliates for an increased price of $4.75 per Share in cash, and that the existing convertible debentures issued pursuant to the Issuer’s Convertible Debenture Indenture dated February 9, 2011 would be exchanged for non-convertible, 7-year subordinated notes bearing interest at the rate of 7.75% per annum (such modified proposal being the “Proposed Transaction”).

Item 7.   Material to be Filed as Exhibits

Item 7 of the Schedule is amended by filing a new Exhibit 6.

Exhibit No.	Exhibit Name
6.	Offer Letter, dated August 14, 2013, from Montclair Energy, LLC to the board of directors of Equal Energy Ltd.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2013

W & H INVESTMENTS

By:	The Hazelrig Companies, Inc.
Its General Partner

By:	/s/ William C. Hazelrig, Sr.
Name: William C. Hazelrig, Sr.
Title: President

W & M INVESTMENTS

By:	Frederick G. Wedell,
Its General Partner

/s/ Frederick G. Wedell

WILLIAM C. HAZELRIG, SR.

/s/ William C. Hazelrig, Sr.

FREDERICK G. WEDELL

/s/ Frederick G. Wedell

LYNN HAZELRIG

By:	William C. Hazelrig, Sr., attorney-in-fact for Lynn Hazelrig

/s/ William C. Hazelrig, Sr.

KATHRYN HAZELRIG BRINKLEY

By:	William C. Hazelrig, Sr., attorney-in-fact for Kathryn Hazelrig Brinkley

/s/ William C. Hazelrig, Sr.

WILLIAM C. HAZELRIG, JR.

By:	William C. Hazelrig, Sr., attorney-in-fact for William C. Hazelrig, Jr.

/s/ William C. Hazelrig, Sr.

VIRGINIA HAZELRIG

By:	William C. Hazelrig, Sr., attorney-in-fact for Virginia Hazelrig

/s/ William C. Hazelrig, Sr.

ELIZABETH HAZELRIG

By:	William C. Hazelrig, Sr., attorney-in-fact for Elizabeth Hazelrig

/s/ William C. Hazelrig, Sr.